Automatic Data Processing, Inc.
One ADP Boulevard
Roseland, NJ 07068

August 25, 2010

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Automatic Data Processing, Inc.’s Annual Report on Form 10-K

Ladies and Gentlemen:

     We are hereby electronically filing via EDGAR Automatic Data Processing, Inc.'s Annual Report on Form 10-K for the fiscal year ended June 30, 2010, including the financial statements, schedules and exhibits thereto (the “Annual Report”).

     The financial statements in the Annual Report reflect (i) the adoption on July 1, 2009 of Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) 350.30, “Intangibles – Goodwill and Other,” (ii) the adoption on July 1, 2009 of FASB ASC 805.10, “Business Combinations,” and (iii) the adoption on July 1, 2009 of FASB ASC 820.10, “Fair Value Measurements and Disclosures” for assets and liabilities recognized or disclosed at fair value on a non-recurring basis.

Very truly yours,

/s/ Barry Eisler
Barry Eisler
Senior Corporate/M&A Counsel

VIA EDGAR
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